UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                      Filed pursuant to Section 16(a) of the Securities Exchange
                        Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

   Grable,         Richard           Joseph
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   (Last)          (First)          (Middle)

   6531 NW 18th Court
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   (Street)

   Plantation        FL              33313
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   (City)          (State)           (Zip)

2. Issuer Name and Ticker or Trading Symbol

   Imaging Diagnostic Systems, Inc.  (OTC-IMDS)
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3. IRS or Social Security Number of Reporting Person
   (Voluntary)
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4. Statement for Month/Year

   June 1998
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5. If Amendment, Date or Original (Month/Year)
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6. Relationship of Reporting Person(s) to Issuer
             (Check all applicable)

    [X]     Director                        [X]   10% Owner

    [X]     Officer(give title below)       [ ]   (specify below)

                   CEO
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7. Individual or Joint/Group Filing (Check Applicable Line)

     [X]    Form filed by One Reporting Person

     [ ]    Form filed by More than One Reporting Person




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

TABLE I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned

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
1. Title of Security 2. Trans- 3. Trans- 4. Securities Acquired (A)5. Amount of    6. Owner-  7. Nature
   (Instr. 3)           action    action    or Disposed of (D)        Securities      ship       of Indirect
                        Date      Code      (Instr. 3, 4 and 5)       Beneficially    Form:      Beneficial
                                  (Instr.8)                           Owned at        Direct     Owner-
                        (Month/                                       End of Month    (D) or     ship
                         Day/  ------------------------------------                   Indirect
                         Year)                                                        (I)
                                  Code V    Amount(A)or(D)Price       (Instr.3 and 4) (Instr. 4) (Instr. 4)

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Common Stock            6/2/98     J*          3,500,000    A         N/A  7,995,040      D
Common Stock                                                               3,497,800      I       By Wife**
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

Reminder: Report on a separate line for each class of securities beneficially
owned directly or indirectly.             SEC 1474(7-96)

*If the form is filed by more than one reporting person, see Instruction
4(b)(v).


TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
          (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1. Title of      2. Conversion or    3. Transaction    4. Transaction     5. Number of Derivative  6. Date Exercisable
   of Derivative    Exercise Price      Date              Code (Instr. 8)    Securities Acquired      and Expiration
   Security         of Derivative       (Month/                              (A) or Disposed of       Date (Month /
                    Security             Day/Year)                            (D) (Instr.3, 4.and 5)  Day/Year

                                                          Code  V               (A)        (D)        Date       Expiration
                                                                                                      Exer       Date
                                                                                                      cisable

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
7. Title and Amount of     8. Price of      9. Number of      10. Ownership          11. Nature of
   Underlying Securities      Derivative       Derivative         Form of                indirect
   (Instr. 3 and 4)           Security         Securities         Derivative             beneficial
                              (Instr. 5)       Beneficially       Security:              ownership
                                               Owned at End       Direct (D)             (instr. 4)
                                               of Month           Indirect (I)
                                               (instr. 4)         (instr. 4)

Title    Amount or
         Number of
         Shares

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

Explanation of Responses:

(*) Received as partial consideration for the exclusive, patent life, License of the patent held by Mr. Grable to the Company.

(**)  Mr. Grable specifically disclaims all beneficial interest in such shares.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

/s/ Richard J. Grable                         7/9/98
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  **Signature of Reporting Person              Date